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                            May 11, 2023

       Nanci Prado
       Deputy General Counsel
       LEVI STRAUSS & CO.
       1155 Battery Street
       San Francisco, CA 94111

                                                        Re: LEVI STRAUSS & CO.
                                                            Form 10-K for the
Fiscal Year Ended November 27, 2022
                                                            Response Dated May
2, 2023
                                                            File No. 001-06631

       Dear Nanci Prado:

              We have reviewed your May 2, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 18, 2023 letter.

       Response Letter Dated May 2, 2023

       Appendix A, page 5

   1. We note that on the last page of Appendix A, you disclose Adjusted Diluted Earnings Per
                                                        Share at the bottom of
your reconciliation of net income to Adjusted Net Income. Please revise to present a
reconciliation of diluted EPS to Adjusted Diluted EPS. Additionally, wherever you present a
Non GAAP margin measure in Appendix A, please revise to
                                                        disclose the most
comparable margin presented in accordance with GAAP.
 Nanci Prado
FirstName  LastNameNanci
LEVI STRAUSS     & CO. Prado
Comapany
May        NameLEVI STRAUSS & CO.
     11, 2023
May 11,
Page 2 2023 Page 2
FirstName LastName
      You may contact Stephany Yang at (202) 551-3167 or Claire Erlanger at
(202) 551-
3301 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing